Exhibit 99.3

2017 Annual Business Report

Table of Contents

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2015 – 2017)
2.	Company Overview
(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Share holders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2017
3.	Separate Financial Statements as of and for the fiscal years ended December 31, 2017, 2016 and January 1, 2016
(1)	Financial Positions
(2)	Comprehensive Income
(3)	Statements of Appropriation of Retained earnings
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows
(6)	Notes to Separate Financial Statements
4.	Consolidated Financial Statements as of and for the fiscal years ended December 31, 2017, 2016 and January 1, 2016
(1)	Consolidated Financial Positions
(2)	Consolidated Comprehensive Income
(3)	Consolidated Statements of Changes in Equity
(4)	Consolidated Statements of Cash Flows
(5)	Notes to Consolidated Financial Statements

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2015 – 2017)

		(In thousands of Korean Won)
Category	2017	2016	2015
Current assets	101,697,494	48,052,889	38,721,164
• Quick assets	101,697,494	48,052,889	38,721,164
Non-current assets	9,720,122	4,597,662	5,041,623
• Investment asset	1,783,228	1,783,228	3,458,638
• Tangible asset	476,027	320,560	353,334
• Intangible asset	988,855	160,873	253,643
• Other non-current asset	6,472,012	2,333,001	976,008
Total assets	111,417,616	52,650,551	43,762,787
Current liabilities	59,753,549	16,499,905	4,336,561
Non-current liabilities	6,630,636	3,726,148	6,801,079
Total liabilities	66,384,185	20,226,053	11,137,640
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	28,219,282	43,945,390
Retained earnings (Accumulated deficit)	14,424,777	705,690	(14,794,693)
Other components of equity	(348,479)	25,076	—
Total equity	45,033,431	32,424,498	32,625,147
Revenues	119,422,554	34,960,528	16,282,357
Operating profit (loss)	13,675,573	5,436,475	(8,711,508)
Profit (loss) before income tax	13,922,239	2,994,179	(14,461,284)
Net profit (loss)	12,982,487	(225,724)	(15,726,108)

* The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2017. In accordance with First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2016.

* The financial statement of operating result for the fiscal year 2015 is prepared in accordance with Korean Accounting Standards for Non-Public Entities in Korea, which was previously approved at the AGM on March 25, 2016

2. Company Overview

(1)	Registered Purpose of the Company
1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution

17)	Any other businesses incidental to the above businesses
(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 81 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2017.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. and Gravity Games Corp. In November 2016, the company established a branch office in Taiwan.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

In addition, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up through enhancing mobile game business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Branch Office	Suite 6, 3rd Floor, No.88, Ruihu Street, Neihu District, Taipei
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock
1)	Total number of shares

(As of December 31, 2017)
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31,2017)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

		(As of December 31, 2017)
Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	*
Others	2,827,163	40.69	—
Total	6,948,900	100.00	—

* Refer to “(10) Material Transactions with Related Parties.”

(8)	Investment in Other Companies

				(As of December 31, 2017)
Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW 1,134,730,000	Online game development	194,035	85.50%	Subsidiary

(9)	Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—

(10)	Material Transactions with Related Parties
1)	Sales and purchases

				(In thousands of Korean Won)
		2017		2016
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	9,488,821	35,912	8,586,568	6,302
Subsidiaries	Gravity Interactive, Inc.	918,141	—	522,034	—
	NeoCyon. Inc.	462,360	4,901,306	517,932	2,678,066
	Gravity Games Corp.	985	218,600	8,348	—
	Total	10,870,307	5,155,818	9,634,882	2,684,368

2)	Receivables and Payables

				(In thousands of Korean Won)
		2017		2016		Date of transition to IFRS
Nature	Related companies	Receivables	Payables	Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	629,728	2,792	792,033	3,024,317	796,407	4,702,180
	Gravity Interactive, Inc.	7,975,591	5	6,353,814	6	4,665,297	6
Subsidiaries	NeoCyon. Inc.	1,691,503	220,279	1,455,287	182,135	122,467	182,135
	Gravity Games Corp.	3,873,051	4,396	3,872,992	—	3,872,998	—
	Total	14,169,873	227,472	12,474,126	3,206,458	9,457,169	4,884,321

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2017.

(12)	Employees

				(As of December 31, 2017)
Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	9	125	77	32	243

(13)	Directors and Auditors

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14)	Material Events after the end of fiscal year 2017: None.

3. Separate Financial Statements as of and for the fiscal year ended December 31, 2017, December 31, 2016 and January 1, 2016

(1)	Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)

	December 31, 2017		December 31, 2016		January 1, 2016
Assets
Current Assets		101,697,494		48,052,889		38,721,164
Cash and cash equivalents	34,990,206		13,995,265		22,153,898
Short-term financial instruments	22,500,000		21,500,000		11,500,000
Accounts receivable, net	38,890,644		9,490,377		3,641,173
Other receivable, net	704,664		1,050,725		152,597
Prepaid expenses	2,753,700		1,055,859		521,500
Other current assets	1,858,280		960,663		751,996
Non-current Assets		9,720,122		4,597,662		5,041,623
Investments in subsidiaries	1,783,228		1,783,228		3,458,638
Property and equipment, net	476,027		320,560		353,334
Intangible assets, net	988,855		160,873		253,643
Deferred tax assets	3,036,165		—		—
Other non-current financial assets	1,357,272		939,819		923,633
Other non-current assets	2,078,575		1,393,182		52,375
Total assets		111,417,616		52,650,551		43,762,787
Liabilities
Current liabilities		59,753,549		16,499,905		4,336,561
Accounts payables	42,150,983		8,473,762		1,368,776
Deferred income	14,141,070		7,295,025		2,179,176
Withholdings	1,348,968		131,470		112,606
Accrued expenses	343,690		310,332		435,575
Income tax payable	1,628,368		168,605		119,795
Other current liabilities	140,470		120,711		120,633
Non-current liabilities		6,630,636		3,726,148		6,801,079
Long-term deferred income	6,335,827		3,466,708		6,530,813
Other non-current liabilities	294,809		259,440		270,266
Total liabilities		66,384,185		20,226,053		11,137,640
Equity
Equity attributable to owners of the Parent Company
Share capital
Common shares	3,474,450		3,474,450		3,474,450
Capital surplus	27,482,683		28,219,282		43,945,390
Other components of equity	(348,479)		25,076		—
Retained earnings (Accumulated deficit)	14,424,777		705,690		(14,794,693)
Total equity		45,033,431		32,424,498		32,625,147
Total liabilities and equity		111,417,616		52,650,551		43,762,787

(2)	Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2017		2016
Revenues		119,422,554		34,960,528
Online games-subscription revenue	31,533,084		18,905,150
Online games-royalties and license fees	17,069,208		13,163,798
Mobile games	70,634,135		2,694,767
Other revenue	186,127		196,813
Cost of revenues		75,972,759		13,662,223
Gross profit		43,449,795		21,298,305
Selling, general and administrative expenses	29,774,222		15,861,830
Operating Profit		13,675,573		5,436,475
Non-operating income and expenses		246,666		(2,442,296)
Finance income	556,997		663,840
Finance costs	(186,723)		(73,181)
Other non-operating income	1,601,880		1,327,847
Other non-operating expenses	(1,725,488)		(4,360,802)
Profit before income tax expense		13,922,239		2,994,179
Income tax expense		939,752		3,219,903
Profit (loss) for the year		12,982,487		(225,724)
Other comprehensive income		(373,554)		25,076
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	(373,554)		25,076
Total comprehensive income (loss) for the year		12,608,933		(200,648)

(3)	Statements of Appropriation of Retained earnings

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2017		2016
	Confirmed disposition date: March 30, 2018		Confirmed appropriation date: March 30, 2017
Retained earnings before appropriation		14,424,777		705,691
Unappropriated retained earnings carried over from prior year(*1)	1,442,290		931,415
Profit (loss) for the year	12,982,487		(225,724)
Appropriation of retained earnings		-		736,599
Disposition of accumulated deficit with share premium	-		736,599
Unappropriated retained earnings carried forward		14,424,777		1,442,290

(*1) The above comparative statement of appropriation of retained earnings for the prior year reflects the conversion effect of adopting Korean IFRS. Accordingly, the statement of appropriation of retained earnings under the previous Korean Accounting Standards for Non-Public Entities in Korea disposed at March 30, 2017 have differences with the above comparative statement.

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings (Accumulated deficit)	Total
Balance at January 1, 2016	3,474,450	43,945,390	—	(14,794,693)	32,625,147
Loss for the year	—	—	—	(225,724)	(225,724)
Disposition of deficit with capital surplus	—	(15,726,108)	—	15,726,108	—
Foreign currency translation adjustments	—	—	25,075		25,075
Balance at December 31, 2016	3,474,450	28,219,282	25,075	705,691	32,424,498
Balance at January 1, 2017	3,474,450	28,219,282	25,075	705,691	32,424,498
Profit for the year	—	—		12,982,487	12,982,487
Disposition of deficit with capital surplus	—	(736,599)	—	736,599	—
Foreign currency translation adjustments	—	—	(373,554)	—	(373,554)
Balance at December 31, 2017	3,474,450	27,482,683	(348,479)	14,424,777	45,033,431

(5)	Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2017		2016
Cash flows from operating activities
Profit (loss) for the year	12,982,487		(225,724)
Adjustments	2,392,360		6,761,382
Changes in operating assets and liabilities	11,274,302		(786,269)
Interest received	539,635		484,249
Income tax paid	(2,437,390)		(3,102,347)
Net cash inflow from operating activities		24,751,394		3,131,291
Cash flows from investing activities
Decrease in other non-current financial assets	7,014		2,247
Decrease in other current assets	3,333		5,556
Disposal of property and equipment	1,656		1,385
Disposal of intangible assets	13,063		8,511
Increase in short-term financial instruments, net	(1,000,000)		(10,000,000)
Increase in other non-current financial assets	(660,667)		(1,170,820)
Acquisition of property and equipment	(383,267)		(97,966)
Acquisition of intangible assets	(1,141,276)		(539)
Net cash outflows from investing activities		(3,160,144)		(11,251,626)
Net cash inflow (outflow) from financing activities		—		—
Effects of exchange rate changes on cash and cash equivalents		(596,309)		(38,298)
Net increase (decrease) in cash and cash equivalents		20,994,941		(8,158,633)
Cash and cash equivalents at the beginning of the financial year		13,995,265		22,153,898
Cash and cash equivalents at the end of the year in the statements of financial position		34,990,206		13,995,265

(6)	Notes to Separate Financial Statements

* For the notes to the separate financial statements, please refer to the condensed English translation version of the Company’s Korean IFRS separate financial statements as of and for the years ended December 31, 2017, December 31, 2016 and January 1, 2016 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 5, 2018.

4. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2017, December 31, 2016 and January 1, 2016

(1)	Consolidated Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)

	December 31, 2017		December 31, 2016		January 1, 2016
Assets
Current Assets		108,870,868		53,593,228		43,458,351
Cash and cash equivalents	39,095,216		16,719,672		24,909,007
Short-term financial instruments	22,500,000		22,000,000		11,500,000
Accounts receivable, net	42,167,869		11,819,260		5,289,020
Other receivable, net	698,059		709,860		159,999
Prepaid expenses	3,026,966		1,213,251		764,215
Other current assets	1,382,758		1,131,185		836,110
Non-current Assets		7,012,270		2,150,580		2,416,948
Property and equipment, net	945,943		478,073		649,898
Intangible assets, net	1,036,049		233,997		392,279
Deferred tax assets	3,036,165		—		—
Other non-current financial assets	1,394,347		965,235		954,222
Other non-current assets	599,766		473,275		420,549
Total assets		115,883,138		55,743,808		45,875,299
Liabilities
Current liabilities		64,744,411		20,686,159		8,804,359
Account payables	44,409,786		9,723,055		2,535,447
Deferred revenue	16,100,168		9,688,555		4,996,743
Withholdings	1,438,723		199,427		188,112
Accrued expenses	1,037,440		865,158		946,593
Income tax payable	1,628,368		208,443		119,795
Other current liabilities	129,926		1,521		17,669
Non-current liabilities		7,140,276		4,410,222		6,933,412
Long-term deferred revenue	6,580,815		4,096,074		6,600,253
Other non-current liabilities	559,461		314,148		333,159
Total liabilities		71,884,687		25,096,381		15,737,771
Equity
Equity attributable to owners of the Parent Company
Share capital
Common shares	3,474,450		3,474,450		3,474,450
Capital surplus	27,163,600		27,900,199		43,626,307
Other components of equity	(39,679)		(76,766)		—
Retained earnings (Accumulated deficit)	13,961,805		(93,841)		(16,477,139)
Non-controlling interest	(561,725)		(556,615)		(486,090)
Total equity		43,998,451		30,647,427		30,137,528
Total liabilities and equity		115,883,138		55,743,808		45,875,299

(2)	Consolidated Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2017		2016
Revenues		141,623,481		51,396,505
Online games-subscription revenue	36,428,402		23,064,704
Online games-royalties and license fees	16,244,377		12,867,310
Mobile games	82,624,332		12,041,427
Other revenue	6,326,370		3,423,064
Cost of revenues		94,234,263		29,587,486
Gross profit		47,389,218		21,809,019
Selling and administrative expenses	33,250,837		17,950,446
Operating Profit		14,138,381		3,858,573
Non-operating income and expenses		319,733		(32,168)
Financial income	594,574		557,498
Financial costs	(209,969)		(88,285)
Other non-operating income	1,444,954		1,152,359
Other non-operating expenses	(1,509,826)		(1,653,740)
Profit before income tax		14,458,114		3,826,405
Income tax expense		1,144,177		3,239,740
Profit for the year		13,313,937		586,665
Profit (loss) attributable to:
Owners of the Parent Company	13,319,047		657,190
Non-controlling interests	(5,110)		(70,525)
Other comprehensive income (loss)		37,087		(76,766)
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	37,087		(76,766)
Total comprehensive income for the year		13,351,024		509,899
Total comprehensive income (loss) attributable to:
Owners of the Parent Company	13,356,134		580,424
Non-controlling interests	(5,110)		(70,525)
Earnings per share attributable to the equity
holders of the Parent Company
Basic earnings per share		1,917		95
Diluted earnings per share		1,917		95

* Each ADS represents two shares of our common stock. Therefore, earnings per ADS is two earnings per share.

(3)	Consolidated Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings (Accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at January 1, 2016	3,474,450	43,626,307	—	(16,477,139)	30,623,618	(486,090)	30,137,528
Profit(loss) for the year	—	—	—	657,190	657,190	(70,525)	586,665
Disposition of deficit with capital surplus	—	(15,726,108)	—	15,726,108	—	—	—
Foreign currency translation adjustments	—	—	(76,766)	—	(76,766)	—	(76,766)
Balance at December 31, 2016	3,474,450	27,900,199	(76,766)	(93,841)	31,204,042	(556,615)	30,647,427
Balance at January 1, 2017	3,474,450	27,900,199	(76,766)	(93,841)	31,204,042	(556,615)	30,647,427
Profit(loss) for the year	—	—		13,319,047	13,319,047	(5,110)	13,313,937
Disposition of deficit with capital surplus	—	(736,599)	—	736,599	—	—	—
Foreign currency translation adjustments	—	—	37,087	—	37,087	—	37,087
Balance at December 31, 2017	3,474,450	27,163,600	(39,679)	13,961,805	44,560,176	(561,725)	43,998,451

(4)	Consolidated Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2017		2016
Cash flows from operating activities
Profit for the year	13,313,937		586,665
Adjustments	1,997,679		3,714,446
Changes in operating assets and liabilities	12,877,744		911,124
Interest received	554,362		468,382
Income tax paid	(2,607,286)		(3,187,224)
Net cash inflow from operating activities		26,136,436		2,493,393
Cash flows from investing activities
Decrease in other non-current financial assets	7,014		2,246
Decrease in other current assets	3,333		5,556
Disposal of property and equipment	1,656		3,373
Increase in short-term financial instruments, net	(500,000)		(10,500,000)
Increase in other non-current financial assets	(430,117)		(10,000)
Acquisition of property and equipment	(899,011)		(153,897)
Acquisition of intangible assets	(1,165,069)		(13,864)
Net cash outflows from investing activities		(2,982,194)		(10,666,586)
Net cash inflow (outflow) from financing activities		—		—
Effects of exchange rate changes on cash and cash equivalents		(778,698)		(16,142)
Net increase (decrease) in cash and cash equivalents		22,375,544		(8,189,335)
Cash and cash equivalents at beginning of the year		16,719,672		24,909,007
Cash and cash equivalents at end of the year in the statements of financial position		39,095,216		16,719,672

(6)Notes to Consolidated Financial Statements

* For the notes to the consolidated financial statements, please refer to the condensed English translation version of the Company’s Korean IFRS consolidated financial statements as of and for the years ended December 31, 2017, December 31, 2016 and January 1, 2016 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 5, 2018.